UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tengion, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88034G 10 9

(CUSIP Number)

HealthCap IV, L.P.

18 Avenue d’Ouchy

Lausanne, V8 CH-1006

With a copy to:

Martin J. Waters

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130

(858) 350-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 9,705,894 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 9,705,894 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,705,894 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 2 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 2 to Schedule 13D.
(2)	Includes 233,258 shares of Common Stock, Warrants to Purchase an aggregate of 1,172,310 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,020 shares of Common Stock, Warrants to Purchase an aggregate of 85,532 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,548 shares of Common Stock, Warrants to Purchase an aggregate of 847,089 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,380 shares of Common Stock, Warrants to Purchase an aggregate of 32,055 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 2 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 11,747,602 shares of Common Stock, including an aggregate of 8,613,111 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 14, 2012.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV K.B.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 9,705,894 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 9,705,894 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,705,894 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 2 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 2 to Schedule 13D.
(2)	Includes 233,258 shares of Common Stock, Warrants to Purchase an aggregate of 1,172,310 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,020 shares of Common Stock, Warrants to Purchase an aggregate of 85,532 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,548 shares of Common Stock, Warrants to Purchase an aggregate of 847,089 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,380 shares of Common Stock, Warrants to Purchase an aggregate of 32,055 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 2 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 11,747,602 shares of Common Stock, including an aggregate of 8,613,111 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 14, 2012.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. HealthCap IV BIS, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 9,705,894 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 9,705,894 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,705,894 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.6% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Amendment No. 2 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 2 to Schedule 13D.
(2)	Includes 233,258 shares of Common Stock, Warrants to Purchase an aggregate of 1,172,310 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,020 shares of Common Stock, Warrants to Purchase an aggregate of 85,532 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,548 shares of Common Stock, Warrants to Purchase an aggregate of 847,089 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,380 shares of Common Stock, Warrants to Purchase an aggregate of 32,055 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 2 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 11,747,602 shares of Common Stock, including an aggregate of 8,613,111 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 14, 2012.

SCHEDULE 13D

CUSIP No. 88034G 10 9

1.	Names of Reporting Persons. OFCO Club IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 9,705,894 shares of Common Stock (2)
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 9,705,894 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,705,894 shares of Common Stock (2)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Amendment No. 2 to Schedule 13D is filed by HealthCap IV, L.P. (“HealthCap LP”), HealthCap IV, K.B. (“HealthCap KB”), HealthCap IV BIS, L.P. (“HealthCap BIS”) and OFCO Club IV (“OFCO Club”, together with HealthCap LP, HealthCap KB and HealthCap BIS, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Amendment No. 2 to Schedule 13D.
(2)	Includes 233,258 shares of Common Stock, Warrants to Purchase an aggregate of 1,172,310 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,020 shares of Common Stock, Warrants to Purchase an aggregate of 85,532 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,548 shares of Common Stock, Warrants to Purchase an aggregate of 847,089 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,380 shares of Common Stock, Warrants to Purchase an aggregate of 32,055 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 2 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.
(3)	This percentage is based upon 11,747,602 shares of Common Stock, including an aggregate of 8,613,111 shares of Common Stock issuable upon the exercise of Warrants to Purchase Common Stock and Amended and Restated Warrants to Purchase Common Stock and an aggregate of 667,577 shares of Common Stock issuable upon the conversion of Secured Convertible Promissory Notes, outstanding as of November 14, 2012.

Schedule 13D

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (the “Amendment No. 2”) further amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2011, as amended pursuant to Amendment No. 1 to Schedule 13D (the “Amended Schedule 13D”) filed with the Commission on October 29, 2012. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in the Amended Schedule 13D and this Amendment No. 2. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Amended Schedule 13D.

Items 3, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following thereto:

Effective December 31, 2012, the Reporting Persons each entered into an Exchange Agreement with the Issuer, in which the Reporting Persons each agreed to exchange warrants to purchase an aggregate of 247,352 shares of Common Stock, at an exercise price of $28.80 per share, which warrants were originally acquired in March 2011 (the “2011 Warrants”), for amended and restated warrants (the “Amended and Restated Warrants”) to purchase an aggregate of 6,476,125 shares of Common Stock at an exercise price of $1.10 per share. Subject to the Exchange Agreements, the Amended and Restated Warrants provide for the following amendments to the 2011 Warrants:

•

an adjusted exercise price of $1.10, and a proportionate adjustment in the number of shares underlying the 2011 Warrants, which takes into account all adjustments under the 2011 Warrants as a result of the Issuer’s October 2012 financing;

•	certain edits to remove a Delisting (as defined in the 2011 Warrants) from qualifying as a fundamental transaction;

•

a Black Scholes calculation used to the determine the cash value received by a Holder from the Issuer in connection with a repurchase of the unexercised portion of a warrant after the occurrence of a fundamental transaction that assumes a zero cost of borrow and a price per share equal to the closing market price of the Issuer’s Common Stock, immediately prior to the closing of a fundamental transaction;

•

a Black Scholes calculation for purposes of determining the value of options issued in connection with the sale of other securities that assumes a zero cost of borrow and a price per share equal to the closing market price of the Company’s Common Stock on the date the options are publicly announced, and if not announced, on the date they are issued; and

•

excluding the Issuer’s October 2012 financing and exercise of the call option provided under its terms as a trigger for adjustments to the exercise price of the warrants except that adjustments to the exercise price, conversion price or purchase price of the October 2012 financing securities (i) resulting from registration of such securities with the Securities Exchange Commission or the commencements of the Rule 144 Period, as contemplated by the October 2012 financing documents, will result in a proportional adjustment to the exercise price of the warrants and (ii) resulting from additional financings or other events will result in adjustments of the exercise price of the warrants pursuant to the terms of the Amended and Restated Warrant.

The foregoing description of the Exchange Agreements and the Amended and Restated Warrants are qualified by reference to Exhibits 3 through 6 hereto, which is incorporated herein by reference.

Schedule 13D

All share and warrant amounts reported in this Amendment No. 2 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and that certain Exchange Agreement by and among the Issuer and the Reporting Persons effective December 31, 2012.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirety as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 11,747,602 Shares outstanding, including 8,613,111 Shares issuable upon the exercise of the Warrants and the Amended and Restated Warrants and an aggregate of 667,577 Shares issuable upon the conversion of the Notes.

(A)	HealthCap LP

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap LP and has voting and investment control over the shares held by HealthCap LP. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap LP and may be deemed to have indirect beneficial ownership of the shares held by HealthCap LP. Such persons disclaim beneficial ownership of shares held by HealthCap LP except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 82.6%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 9,705,894 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 9,705,894 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap LP during the past sixty days.

(B)	HealthCap KB

(a) HealthCap IV GP AB, L.L.C. (“HealthCap AB”), is the sole general partner of HealthCap KB and has voting and investment control over the shares held by HealthCap KB. HealthCap AB disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap AB, may be deemed to possess voting and investment control over the shares held by HealthCap KB and may be deemed to have indirect beneficial ownership of the shares held by HealthCap KB. Such persons disclaim beneficial ownership of shares held by HealthCap KB except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 82.6%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 9,705,894 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 9,705,894 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

Schedule 13D

(C)	HealthCap BIS

(a) HealthCap IV GP SA, L.L.C. (“HealthCap SA”), is the sole general partner of HealthCap BIS and has voting and investment control over the shares held by HealthCap BIS. HealthCap SA disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Jacob Gunterberg, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of HealthCap SA, may be deemed to possess voting and investment control over the shares held by HealthCap BIS and may be deemed to have indirect beneficial ownership of the shares held by HealthCap BIS. Such persons disclaim beneficial ownership of shares held by HealthCap BIS except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 82.6%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 9,705,894 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 9,705,894 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(D)	OFCO Club

(a) Odlander, Fredrikson & Co AB, L.L.C. (“OFCO AB”) is a member of OFCO Club and has voting and investment control over the shares held by OFCO Club. OFCO AB disclaims beneficial ownership of such shares, except to the extent of their pecuniary interest therein. Johan Christenson, Carl-Johan Dalsgaard, Per-Olof Eriksson, Anki Forsberg, Peder Fredrikson, Staffan Lindstrand, Björn Odlander, Per Samuelsson and Eugen Steiner, the members of OFCO AB, may be deemed to possess voting and investment control over the shares held by OFCO Club and may be deemed to have indirect beneficial ownership of the shares held by OFCO Club. Such persons disclaim beneficial ownership of shares held by OFCO Club except to the extent of any pecuniary interest therein.

Aggregate Percentage: Approximately 82.6%.

(b)	1. Sole power to vote or direct vote: None

2. Shared power to vote or direct vote: 9,705,894 (1)

3. Sole power to dispose or direct the disposition: None

4. Shared power to dispose or direct the disposition: 9,705,894 (1)

(c) Aside from the transaction described in Item 3, there have been no transactions in Shares by HealthCap KB during the past sixty days.

(1)	Includes 233,258 shares of Common Stock, Warrants to Purchase an aggregate of 1,172,310 shares of Common Stock, an Amended and Restated Warrant to Purchase 3,552,663 shares of Common Stock, and 366,221 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap LP; 17,020 shares of Common Stock, Warrants to Purchase an aggregate of 85,532 shares of Common Stock, an Amended and Restated Warrant to Purchase 259,226 shares of Common Stock, and 26,719 share of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap KB; 168,548 shares of Common Stock, Warrants to Purchase an aggregate of 847,089 shares of Common Stock, an Amended and Restated Warrant to Purchase 2,567,075 share of Common Stock and 264,624 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by HealthCap BIS; and 6,380 shares of Common Stock, Warrants to Purchase an aggregate of 32,055 shares of Common Stock, an Amended and Restated Warrant to Purchase 97,161 shares of Common Stock, and 10,013 shares of Common Stock issuable upon the conversion of a Secured Convertible Promissory Note held directly by OFCO Club. All share and warrant amounts reported in this Amendment No. 2 have been adjusted to reflect a ten-for-one reverse stock split effected by the Issuer on June 14, 2012 and those certain Exchange Agreements by and among the Issuer and the Reporting Persons effective December 31, 2012.

Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities

Item 6 is hereby amended by adding the following thereto:

Effective December 31, 2012, Issuer and the Reporting Persons each entered into an Exchange Agreement.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following thereto:

Exhibit 3: Exchange Agreement, effective December 31, 2012, between the Issuer and HealthCap IV, L.P.

Exhibit 4: Exchange Agreement, effective December 31, 2012, between the Issuer and HealthCap IV, K.B.

Exhibit 5: Exchange Agreement, effective December 31, 2012, between the Issuer and HealthCap IV BIS, L.P.

Exhibit 6: Exchange Agreement, effective December 31, 2012, between the Issuer and OFCO Club IV

Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013	HealthCap IV, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 6, 2013	HealthCap IV, K.B.
By its Sole General Partner, HealthCap IV GP AB, L.L.C.

	By:	/s/ Per Samuelsson
Print Name: Per Samuelsson
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner

Date: February 7, 2013	HealthCap IV BIS, L.P.
By its Sole General Partner, HealthCap IV GP SA, L.L.C.

	By:	/s/ Peder Fredrikson
Print Name: Peder Fredrikson
Print Title: President

Date: February 6, 2013	OFCO Club IV
By Odlander, Fredrikson & Co AB, L.L.C., as a member and on behalf of all members, if any, of the OFCO Club IV

	By:	/s/ Per Samuelsson
Print Name: Per Samuelsson
Print Title: Partner

	By:	/s/ Björn Odlander
Print Name: Björn Odlander
Print Title: Partner